EXHIBIT 99.1

                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]


HQ/CS/CL.8/8706
December 20, 2001

To:
Department of Telecommunications,
Sanchar Bhavan,
20 Ashoka Road,
New Delhi - 110 001.

          Sub.:  Resignation of Mr. Wagle from the Directorship of VSNL
Sir,

     This has reference to our earlier letter No. CMI (CND)/SKG/2001 dated 22 November 2001 issued by CMD, VSNL, No.HQ/CS/CL8/8688 dated 3 December 2001 and HQ/CS/CL.8/8694 dated 10 December 2001 issued by CS, that the three years' term indicated earlier by the government regarding tenure of S/Shri Subodh Bhargava, Ashok Wadhwa, N.R. Narayana Murthy and H.P. Wagle as independent (part-time non-official) Directors on the Board of VSNL gets over on 14 December 2001.

     Now, I am to attach hereto copy of resignation letter received from Mr. H.P. Wagle for your personal records.

         With regards,
                                                Yours faithfully,
                                                For Videsh Sanchar Nigam Limited

                                                /s/ RN Aditya
                                                ----------------
                                                RN Aditya
                                                Assistant Company Secretary

Encl.:  As above

To,
Shri Rakesh Kumar
Sr. Dy. Director General (ML)
Department of Telecommunications
Sanchar Bhavan, 200 Ashoka Road
New Delhi - 110 001.  Fax:  11 - 3329625

                                                               December 14, 2001

HP Wagle
Director, VSNL Board
Mumbai

To
The Chairman and MD
VSNL
Mumbai 400 001

Dear Sir,

I was appointed by the President of India as a part time non official director on the Board of Directors of VSNL for a period of 3 years vide Govt of India, Ministry of Communications letter No 1-2/93-OC dated 30th November 1998. The three year period ends on 14th December 2001.

I hereby tender my resignation from the Directorship of VSNL Board with effect from 14th December 2001. I request you to kindly arrange to accept the same.

I take this opportunity to thank you, other directors of VSNL Board and other associated colleagues in VSNL for the cooperation and understanding extended to me during the period of my Directorship.


Yours faithfully,

/s/ H.P. Wagle
----------------
(H.P. Wagle)

Cc:  for Information to Under Secretary (OC). Dept of Telcom - New Delhi

                                                                 VSN - SECRETARY
                                                                 HQ/CS/CL.8/8714
                                                                24 December 2001

                                      NOTE

        Sub: Resignation of Shri H.P. Wagle from the directorship of VSNL

   The three years' term indicated earlier by the government regarding tenure of S/Shri Subodh Bhargava, Ashok Wadhwa, N.R. Narayana Murthy and H.P. Wagle as independent (part-time non-official) Directors on the Board of VSNL got over on 14 December 2001. The Government was requested to advise further extension till the date of disinvestment.

2. Awaiting communication in this regard from the Government, Shri H.P. Wagle has submitted his resignation from the directorship of VSNL Board with effect from 14 December 2001 with a copy marked to Under Secretary (OC), DoT.

3. The resignation letter of Shri Wagle has been forwarded to Sr. DDG (ML), DoT (copy enclosed). As required under the Companies Act, 1956, necessary return will be filed with the Registrar of Companies, Maharashtra and the Stock Exchanges will be informed.

   Letter endorsed for kind information please.

                                                               /s/ Satish Ranade
                                                               ----------------
                                                               Satish Ranade
                                                               Company Secretary

Encls:  As above

Shri S.K. Gupta, CMD
Shri Rajneesh Gupta, Director (NW)
Shri R.S.P. Sinha, Director (Finance)
Shri Subodh Bhargava, Director
Shri Ashok Wadhwa, Director
Padmashri N.R. Narayana Murthy, Director
Smt. Sadhana Dikshit, Director
Shri P.V. Vaidyanathan, Director

Copy to: CGM (Mkrg.)/CGM (Internet)/CGM (PR)
         CGM (F)-G (for form 6K)

                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]


HQ/CS/CL.24B/8722
27 December 2001

Sir:

SUB:  CHANGE IN COMPANY'S DIRECTORATE - RESIGNATION OF AN INDEPENDENT DIRECTOR.

Pursuant to Clause 30 of the listing agreement with Indian Stock Exchanges please be informed that Shri H P Wagle an independent (part-time non-official) Director has resigned from the post of directorship from the Board of VSNL and ceases to be Director with effect from 14 December 2001.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ Rishabh Nath Aditya
------------------------
Rishabh Nath Aditya
Asst. Company Secretary

To:

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rorunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 263 81 21, 5719, 2037.

2) The Secretary Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd. 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1. Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5) Security Code 5251. The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Trade World, Kamala Mill Compound, 2nd Floor, Senapati Bapat Marg, Lover Parcl, Mumbai 400 013. Fax Nos.: (22) 497 29 85/4972985.

6) National Securities Depository Ltd. Trade World, 4th Floor, Kamala Mills Compound. Senapati Bapat Marg, Lower Parcl, Mumbai 400 13. Fax Nos.: 497 29 93.

7) Mr. Anish Kumar, The Bank of New York Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No.: +1 2126565071.

9)   Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhay Towers, Dalai Street,  Mumbai
     - 400 023. Fax 267 3199.